SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES US$ 2.5 MILLION GLOBAL COST SAVINGS AND

INTEGRATION PLAN

March 1, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, today announced a 2016 global cost savings and integration plan designed to reduce costs by over US$ 2.5 million on an annualized basis.

The cost reductions are the result of a strategic redesign of its business following the two acquisitions that Snipp carried out in 2015. The company had chosen not to implement this plan earlier to avoid any potential conflicts in calculating acquisition consideration and earn outs as outlined in the acquisition documents. All such calculation periods will come to an end as of the first quarter of 2016.

“Our employees are the heart of our organization, so it is with considerable thought that we are proceeding with these actions,” said Atul Sabharwal, Chief Executive Officer of Snipp Interactive Inc. “But the fact is that we did two acquisitions in 2015 and it was clear that we needed to merge the organizations for both efficiency and cost optimization. Now that the legal constructs on those acquisitions are expiring, it allows us to freely remove duplicate functions and enhance our operational efficiency a great deal.”

The integration plan has three main components:

1.

A Reduction in Force of Snipp's global workforce by up to 20%

2.

Consolidation of its three engineering teams into one team under the direction of Snipp's recently appointed CTO

3.

Further operational cost reductions across functions to more closely align costs to its changing product sales mix

According to Mr. Sabharwal, “We are currently undergoing a fundamental transition in our product sales mix, moving away from selling one promotion at a time towards recurring revenue streams from multichannel brand loyalty, API, reward solutions and enterprise promotion packages. These larger-sized, high margin, recurring deals are gaining traction in the market at a much faster pace than we anticipated, but they have longer cash collection cycles that we have to plan for. As such the integration plan will also help us optimize our cash flow accordingly and become a leaner and fitter organization, better positioned to grow over the long-term.”

“That being said, this is not a decision that was made lightly,” Mr. Sabharwal added. “I understand the impact this decision has on our employees and those we had to let go. We remain committed to our people, who are critical to our success and the future of this company.”

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.